EXHIBIT 21

Subsidiaries of the Registrant

State or Jurisdiction
of Incorporation
Operating Subsidiaries	or Organization
Ross Merchandising, Inc.	Delaware
Ross Procurement, Inc.	Delaware
Ross Dress For Less, Inc.	Virginia
Retail Assurance Group, Ltd.	Bermuda